March 13, 2017

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Saratoga Investment Corp.
Registration Statement on Form N-2
(File No. 333-216344)

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Saratoga Investment Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective as soon as practicable on March 13, 2017.

Saratoga Investment Corp.

By:	/s/ Henri J. Steenkamp
Henri J. Steenkamp
Chief Financial Officer